SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended June 30, 2003

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number     0-11230

     Full title of the plan and the address of the plan, if different from that of the issuer named below.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIS CORPORATION
7201 Metro Boulevard
Minneapolis, Minnesota 55439
952-947-7000

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS

as of June 30, 2003 and 2002 and for each of the three years ended June 30, 2003

INDEX OF FINANCIAL STATEMENTS

Page(s)

Report of Independent Auditors	2
Statement of Assets Available for Benefits as of June 30, 2003 and 2002	3
Statement of Changes in Assets Available for Benefits for each of the three years ended June 30, 2003	4
Notes to Financial Statements	5-10

REPORT OF INDEPENDENT AUDITORS

To the Compensation Committee of the Board of Directors of
Regis Corporation:

In our opinion, the accompanying statement of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) as of June 30, 2003 and 2002, and the changes in assets available for benefits for each of the three years ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
September 26, 2003

Regis Corporation 1991 Contributory Stock Purchase Plan
Statement of Assets Available for Benefits

	June 30,

ASSETS	2003	2002

Common stock of Regis Corporation, at market value (cost of $7,627,146 and $6,970,995 at June 30, 2003 and 2002, respectively)	$10,800,819	$10,246,192

Assets available for benefits	$10,800,819	$10,246,192

The accompanying notes are an integral part of the financial statements.

Regis Corporation 1991 Contributory Stock Purchase Plan
Statement of Changes in Assets Available for Benefits

	Years Ended June 30,

	2003	2002	2001

Additions:
Additions to assets attributed to:
Employee contributions	$2,525,897	$2,576,552	$2,587,753
Employer contributions	445,425	454,826	456,804
Dividend income	44,059	48,181	47,645
Unrealized (depreciation) appreciation of Regis common stock	(101,524)	1,237,169	3,477,683
Net realized gain (loss) on withdrawals of common stock by participants	892,504	1,278,704	(2,941)

Total additions	3,806,361	5,595,432	6,566,944
Deductions:
Deductions from assets attributed to:
Withdrawals by participants, at fair value	3,251,734	4,232,843	2,056,366

Net increase	554,627	1,362,589	4,510,578
Assets available for benefits:
Beginning of year	10,246,192	8,883,603	4,373,025

End of year	$10,800,819	$10,246,192	$8,883,603

The accompanying notes are an integral part of the financial statements.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

1.	PLAN DESCRIPTION:

The following brief description of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General:
The Plan is a contributory program designed to enable participating employees of Regis Corporation (the Company) to purchase shares of common stock of the Company through an agent at prevailing market prices based on contributions made by the participants and the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan represents only a coordinative program, and as such has no legal form, associated trust, or collective account maintained by the Agent or the Company.

The Plan was approved by the Company’s Board of Directors on July 29, 1991 and commenced on January 1, 1992. A total of 2,050,000 shares of the Company’s common stock may be acquired under the Plan, on behalf of the participants.

The Agent and Purchases of Common Stock:
The agent for the Plan, US Bancorp Piper Jaffray, maintains custody of the Plan’s assets and uses the participants’ payroll deductions, the Company’s contributions, and cash dividends received to purchase common stock of the Company on the open market, as set forth under the Plan document.

Eligibility:
All employees of the Company (including those who are officers and directors) are eligible to participate in the Plan. There were 3,310 and 3,342 participants in the Plan as of June 30, 2003 and 2002, respectively. Prior to July 1, 1999, owners and employees of certain franchise locations (effective July 1, 1995) were permitted to participate. As of July 1, 1999, the assets of the Plan related to the franchise owners and their employees amounting to $121,817 were transferred to a separate Regis Corporation Franchise Stock Purchase Plan established in fiscal 2000 by the Company.

Contributions:
An eligible participant may contribute to the Plan, through payroll deductions, a minimum of $10 per month to a maximum amount not to exceed ten percent of total compensation. Contributions can be made via a fixed dollar amount or a percentage of compensation. The Company contributes to the Plan, at the time of the transfer of employee contributions, fifteen percent of the purchase price of the common stock to be purchased on the open market and, in addition, pays all commissions and fees related to the acquisition of the common stock.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

The Plan’s definitive document sets forth that contributions are not deemed to have been made under the Plan until they have been received by the agent. Until such time, amounts withheld by the Company represent amounts held in trust for the employees. Amounts held in trust for the employees were approximately $256,400 and $246,500 as of June 30, 2003 and 2002, respectively.

Employees are immediately fully vested in their own contributions and in the Company’s fifteen percent contribution upon the purchase of common stock on their behalf. The Plan provides that in no event shall the Company make aggregate cumulative contributions under the Plan in excess of $4,000,000 (including all expenses of the Plan paid by the Company). On August 19, 2003, the Board of Directors elected to increase the maximum aggregate contribution from $4,000,000 to $5,000,000.

Expenses:
The Plan provides, among other things, that all expenses of the Plan and its administration will be paid by the Company, other than certain expenses incurred directly by the participants associated with their disposition of the common stock, which are included in the determination of gains or losses on withdrawals. These expenses include primarily broker’s commissions, transfer fees, administrative costs and similar expenses associated with stock purchases.

Withdrawals and Termination of Employment:
The Plan provides that upon withdrawal from the Plan, each participant will receive the shares of common stock of the Company held on the participant’s behalf by the agent and cash for any fractional shares held. Active participants may request distributions at any time. Participants may also elect to receive dividends through a cash distribution rather than having the cash dividends reinvested in their account. On termination of employment, distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares and cash adjustments as described above.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

Plan Termination: The Plan will end at the earliest of the following times:

•	When the Company has made an aggregate cumulative contribution of $5,000,000 to the Plan, including all expenses of the Plan paid by the Company (as of June 30, 2003, cumulative contributions, including expenses paid on the Plan’s behalf, totaled $3,505,372);

•	When 2,050,000 shares of the Company’s common stock, excluding dividend reinvestment shares, have been purchased by the Plan (as of June 30, 2003, 1,142,880 shares have been purchased); or

•	At any time after the giving of 30 days notice by the Company.

Upon termination of the Plan, all unapplied cash credits remaining in participants’ accounts, which have not been used to purchase common stock of the Company, would be refunded in cash to participants. In addition, amounts withheld from participants and held in trust by the Company but not yet remitted to the Plan would also be refunded in cash to participants.

The Company’s Board of Directors may from time to time suspend, discontinue or extend the Plan or revise or amend it as they may deem necessary or appropriate.

Federal Income Tax Consequences:
The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the restrictions and special tax treatment provided therein are not available to participants. The Plan does not provide for income taxes as all taxable income is the responsibility of Plan participants. Amounts contributed by the Company are included as part of the employees’ salary or wages subject to income tax withholding. Dividends on the stock held are taxed at the individual participant level and are used to purchase additional shares for each participant holding such stock on the record date of the dividend. Upon disposition of the common stock of the Company purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gains depending on the holding period of such shares.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Withdrawals of common stock are recorded at fair value at the date of withdrawal.

Employee Accounts:
The agent for the Plan maintains a separate account for each participating employee. The agent allocates to each account the number of full and fractional shares of the Company’s common stock purchased with employee and employer contributions and other proceeds, primarily dividends, credited to such account.

Common Stock Valuation:
Common stock of the Company is stated at fair value as quoted on the stock exchange. The differences between fair values that approximate that on the dates of withdrawal and cost of shares computed on an average cost basis are reported as realized gains or losses in the Statement of Changes in Assets Available for Benefits. The difference between the fair value at the end of the Plan year and cost of shares at the end of the year versus that at the beginning of the year is reported as unrealized appreciation or depreciation in the Statement of Changes in Assets Available for Benefits.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, additions to assets and deductions from assets during the reporting period. Actual results could differ from those estimates.

3.	CONCENTRATION OF MARKET RISK:

The Plan’s assets available for benefits consist entirely of the common stock of Regis Corporation. Accordingly, the underlying value of the Plan’s assets is entirely dependent on the performance of Regis Corporation and the market’s evaluation of such performance. It is at least reasonably possible that changes in the market value of Regis Corporation common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

4.	ANALYSIS OF COMMON STOCK ACTIVITY:

The following sets forth the Plan activity and related costs with respect to the Company’s common stock held by the Plan:

	Shares(1)	Cost

Balance at June 30, 2000	349,842	$5,812,680
2001 purchases (2)	201,092	3,092,202
2001 withdrawals by participants	(127,704)	(2,059,307)

Balance at June 30, 2001	423,230	6,845,575
2002 purchases (2)	127,769	3,079,559
2002 withdrawals by participants	(171,777)	(2,954,139)

Balance at June 30, 2002	379,222	6,970,995

2003 purchases (2)	113,760	3,015,381
2003 withdrawals by participants	(121,181)	(2,359,230)

Balance at June 30, 2003	371,801	$7,627,146

(1)	Rounded to nearest share.

(2)	Includes reinvested dividend income.

At June 30, 2003 and 2002, the share price of Regis Corporation common stock, based on quoted market value, was $29.05 and $27.02, respectively.

Regis Corporation 1991 Contributory Stock Purchase Plan
Notes to Financial Statements

5.	UNREALIZED (DEPRECIATION) APPRECIATION COMMON STOCK:

The change in unrealized appreciation (depreciation) of the Company’s common stock was as follows:

	2003	2002	2001

Unrealized appreciation (depreciation) at end of period	$3,173,673	$3,275,197	$2,038,028
Less unrealized appreciation (depreciation) at beginning of period	3,275,197	2,038,028	(1,439,655)

Unrealized (depreciation) appreciation for the period	$(101,524)	$1,237,169	$3,477,683

6.	NET REALIZED GAINS (LOSSES) ON WITHDRAWALS BY PARTICIPANTS:

The net realized gains (losses) on distributions of the Company’s common stock to participants is summarized as follows:

	2003	2002	2001

Fair value at distribution date	$3,251,734	$4,232,843	$2,056,366
Cost of shares distributed, computed on an average cost basis	(2,359,230)	(2,954,139)	(2,059,307)

Net realized gains (losses) for the period	$892,504	$1,278,704	$(2,941)

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

23	Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Regis Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

By:	REGIS CORPORATION

By	/s/ Paul D. Finkelstein

Paul D. Finkelstein Chief Executive Officer

Dated: September 30, 2003

EXHIBIT INDEX

Exhibit No.	Document	Page

23	Consent of Independent Auditors	13